SHEARSON FINANCIAL NETWORK INC.
921 Front Street
San Francisco, California  94111

July 17, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Shearson Financial Network, Inc.
Form SB-2
Filed July 19, 2006
File No. 333-135864

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company elected to not pursue the registration of the securities included therein. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming, Esq., at 516-833-5034.

Thank you for your assistance in this matter.

Shearson Financial Network, Inc.

By: /s/ Harry R. Kraatz

Harry R. Kraatz
CEO and Chairman